Our record performance in 2011 has set the stage for increased growth and profitability.

Sales were an all-time record **$3.22** billion
28% increase over prior year

Record operating earnings from continuing operations of **$182** million
39% above prior year

Earnings before interest and taxes grew to **$275** million
40% improvement from prior year

Carlisle Companies Inc. is a global diversified company that designs, manufactures and markets a wide range of products that serve a broad range of niche markets including commercial roofing, energy, agriculture, lawn and garden, mining and construction equipment, aerospace and electronics, dining and food delivery, and healthcare. Through our group of decentralized operating companies led by entrepreneurial management teams we bring innovative product solutions to solve the challenges our customers face. Our employees worldwide are focused on continuously improving the value of the Carlisle brand by developing the best products, ensuring the highest quality and providing unequaled customer service in the many industries we serve.


Meeting the needs of our global marketplace with diversified solutions

CARLISLE AT A GLANCE

CARLISLE
CONSTRUCTION MATERIALS

Manufactures single-ply roofing, waterproofing systems and HVAC components for building envelope protection and energy efficiency. A leading innovator in the commercial construction industry, CCM's expertise includes EPDM (rubber), TPO (thermoplastic polyolefin), PVC (polyvinyl chloride) and modified bitumen-based membranes as well as high thermal polyisocyanurate and expanded polystyrene insulation products that contribute to the reduction of energy consumption in the "built environment."

CARLISLE
TRANSPORTATION PRODUCTS

Manufactures a comprehensive line of specialty tires, tire and wheel assemblies, power transmission belts, and aftermarket styled wheels for the agriculture, construction, outdoor power equipment, high speed trailer, power sports, industrial, and automotive aftermarket. Carlisle is a recognized leader in our markets for superior product performance, quality and customer service. Our global manufacturing footprint and regional distribution centers allow us to deliver the right products to our customers when they need them.

CARLISLE
BRAKE & FRICTION

Leading solutions provider of high performance and severe duty brake, clutch and transmission applications to original equipment manufacturers (OEMs) and aftermarket customers in the mining, construction, military, agricultural, motorsports, industrial and aerospace markets. Carlisle Brake & Friction serves over 100 leading OEMs in 50 countries.

CARLISLE
INTERCONNECT TECHNOLOGIES

Designs and manufactures high performance wire and cable, fiber optic cable, RF/microwave and specialty connectors, high reliability electrical contacts, avionics trays, racks, integrated subsystem and complex cable assemblies for application in the aerospace, military and defense electronics, and test and measurement industries. Over 90% of the world's leading aerospace, avionics and electronics OEMs now use Carlisle Interconnect Technologies products in their mission-critical applications.

CARLISLE
FOODSERVICE PRODUCTS

Manufactures and markets professional-grade product solutions for the restaurant, healthcare, hospitality, educational, correctional, and military segments. These products include an array of foodservice permanentware supplies, table coverings, cookware, displayware, catering equipment, and meal delivery systems. In addition, Carlisle FoodService Products produces the most comprehensive line of janitorial and waste and material handling product lines for both the foodservice and sanitary maintenance industries.


Look for Carlisle to become an increasingly
Global company.





Globalization With each passing year Carlisle becomes more of a global company. Significant gains were made towards our long-term goal of achieving 30% of our total sales outside of the U.S. This year we realized a 67% increase in our global business, reaching 19% of our total sales in 2011. These numbers do not include many Carlisle products made and sold in the U.S. and then ultimately shipped around the world by customers such as Caterpillar, John Deere and Boeing.

Our focus has been on manufacturing products in the geographies in which they are sold. Our globalization efforts ensure a strong manufacturing and distribution model that provides customer and country-specific products on a timely basis, with the appropriate level of support and service.

Carlisle Brake & Friction (CBF) leads our divisions with 42% of sales to global markets, which includes over 100 leading original equipment manufacturers in more than 50 countries. The addition of the Hawk Corporation to the CBF family brought us greater exposure to key markets such as China, Brazil and India. Not satisfied with achieving the corporate goal of 30%, CBF has set an internal goal of 50% by 2015.

More than 35% of sales at Carlisle Interconnect Technologies (CIT) originated outside of the United States during 2011. We expect to continue to increase CIT's global sales percentage as we focus on expanding our share of the growing global aerospace marketplace.

Carlisle Construction Materials (CCM) achieved 11% in global sales in 2011, a 54% increase over 2010. The addition of PDT in Germany to the CCM family positions us with a strong foothold in the growing single-ply EPDM (rubber) roofing market in Europe which is poised for strong long-term growth.

Carlisle Transportation Products and Carlisle FoodService Products, with global sales of 16% and 12%, respectively, have also invested in the infrastructure to support future global sales growth.

Throughout 2012 and beyond, look for Carlisle to become an increasingly global company.



Higher Margin Businesses Carlisle is continuing to focus, invest and drive growth in our higher margin businesses. In 2011 we invested $393 million for acquisitions and $80 million in capital spending. We also invested $94 million in working capital to support our 28% sales growth. In 2012 capital expenditures of over $125 million are planned, and as always, our balance sheet is well positioned to support strategic acquisitions should they arise.

2011 was a record-breaking sales and EBIT (earnings before interest and taxes) year for Carlisle Brake & Friction (CBF) with sales increasing to $473 million, 266% over the prior year. CBF achieved EBIT of $77 million and an EBIT margin of 16.3%. The addition of the Hawk Corporation to the CBF business portfolio had a significant impact on CBF's success. The speed and effectiveness of the acquisition integration contributed to the record results. In 2012 we plan to expand CBF operations in Orzinouvi, Italy, and break ground on a new factory in Chennai, India, to service our growing customer base in Asia.

Carlisle Interconnect Technologies (CIT) increased its margin by 170 basis points in 2011 to 14.0%. The addition of Tri-Star in December of 2011 promises to grow the business with its unique capability to produce high reliability electrical contacts for harsh environments, further expanding the number of end markets that CIT serves. Additionally, Tri-Star improves our access to the European aerospace marketplace. In support of the ramp-up of production of the Boeing 787, we are finishing the expansion of our St. Augustine, Florida manufacturing facility. These investments support CIT's long-term EBIT margin goal of 20%.

Another of our businesses positioned for long-term margin growth is Carlisle Construction Materials (CCM). Despite the continued depressed new nonresidential construction market and significantly higher raw material costs, CCM achieved an EBIT margin of 12.0% in 2011. This is Carlisle's highest return on invested capital business and we are continuing to invest in it. In 2012 we will be building two new polyiso insulation plants to support the organic growth we are anticipating, one in the Seattle, Washington, area and a replacement facility in Kingston, New York.

2011 was a strong year for these businesses and we are already off to a great start in 2012.




Carlisle is continuing to focus, invest and drive growth
in our Higher Margin Businesses.


CARLISLE
INTERCONNECT TECHNOLOGIES
We have kept our eyes focused on Continued
Operational Excellence, those things that are
"Characteristically Carlisle."





Continued Operational Excellence In the midst of the many changes our markets have experienced in recent years, we have kept our eyes focused on those things we have historically done well, those things that are "Characteristically Carlisle." We have found no reason to deviate from the things that have brought us success.

- We will remain relentless in the pursuit of excellence.
- We will grow our businesses by creating innovative products and developing strong brands.
- We will continue to drive out costs from our products without sacrificing quality.
- We will continue to stay keenly focused on disciplined capital management, using our cash to effectively strengthen and grow our businesses.
- We will continue to equip our already efficient manufacturing facilities to allow us to be responsive to change.
- We will continue to delight our customers, delivering more than they expect.
- We will continue to invest in our people to add to their personal well-being and the value they bring to Carlisle, as well as enhancing our ability to promote from within.
- We will continue to ensure that Carlisle is a world class manufacturing company with global resources, global customers and global manufacturing capabilities that serve a country's home markets.
- We will continue to seek ways to reduce our global footprint, reduce the impact our company has on the environment and enhance our reputation as a socially responsible corporation.
- We will to continue to create value for our shareholders.

In summary, we will continually seek ways to build a better Carlisle.

FINANCIAL HIGHLIGHTS

in millions, except share and per share data

Summary of Operations	2011	2010
Sales	$3,225	$2,528
Earnings before interest and income taxes	275	196
Income from continuing operations, net of tax	182	131
Net income	$ 180	$ 146
Weighted average shares (diluted, in thousands)	62,495	61,592
Earnings per share (diluted)		
Income from continuing operations	$ 2.88	$ 2.10
Net income	$ 2.86	$ 2.34
Dividends per share	$ 0.70	$ 0.66
Comparative Balance Sheet		
Assets		
Current assets	$1,214	$1,017
Property plant and equipment, net	560	533
Other assets	1,364	979
Total	$3,138	$2,529
Liabilities and Shareholders' Equity		
Current liabilities	$ 614	$ 456
Long-term liabilities	1,024	732
Shareholders' equity	1,500	1,341
Total	$3,138	$2,529
Cash Flow		
Operating cash flow	$ 191	$ 107
Capital expenditures	$ 80	$ 65

2011 Sales in millions of $


$3,225
Total
$1,484
Construction Materials
$ 732
Transportation Products
$ 473
Brake & Friction
$ 300
Interconnect Technologies
$ 236
FoodService Products

DEAR SHAREHOLDERS

2011 was an outstanding year for Carlisle. Sales were a record $3.22 billion, a 28% increase over 2010 and net earnings from continuing operations were also a record $182 million*, or $2.88 per diluted share, an improvement of 39% over the previous year. Both record sales and earnings were achieved in a year of market uncertainty and relentless raw material inflation.

Our strategic goals of $5 billion in sales, 15% operating margins, 30% of our sales outside the U.S., 15% return on invested capital and 15% working capital as a percentage of sales remain the same as they have in past years, and 2011 led us another step closer to achieving them.

Growing sales 28%, improving operating margins 70 basis points, expanding global sales 67%, and driving our working capital below 22% of our sales, there is no question 2011 was a year of significant strides toward achieving our strategic goals.

During 2011, we achieved strong organic sales and earnings growth, led by Carlisle Construction Materials, Carlisle Brake & Friction and Carlisle Interconnect Technologies. We faced operating challenges at Carlisle Transportation Products and Carlisle FoodService Products. 2011 highlights from each business follow:

Carlisle Construction Materials (CCM) had a very good year in 2011, generating sales of an all-time high of $1.48 billion, which was a 21% increase over 2010. Our earnings did not grow as quickly as our sales as we were challenged by escalating raw material costs. Not since 2008 have we seen input costs increase as quickly and as continuously as they did throughout 2011. To counteract skyrocketing raw materials, we implemented seven price increases during the year. It is unprecedented to increase prices that often in a year and, despite increasing prices seven times, parity with raw material costs and price increases were not reached until late in the fourth quarter. High priced raw materials reduced our operating earnings by approximately $80 million in the year. Despite high cost materials, CCM generated $178 million of EBIT (earnings before interest and taxes) for the year, a 12% increase over the prior year.

CCM was able to achieve organic sales growth of 19% by focusing on the re-roofing market. Our success in re-roofing helped us through another year in which new nonresidential

**Excluding a gain the Company recorded from the sale of Icopal in 2007.*



construction continued to suffer its worst economic downturn in the past three decades. An important acquisition was made in August of 2011 when we purchased the German-based Phoenix GmbH (PDT), giving us an important foothold in the growing single-ply European EPDM (rubber) roofing market. PDT adds a wide range of products and roofing solutions to CCM's already broad product offerings.

Carlisle Brake & Friction (CBF) had outstanding sales of $473 million, a 266% increase over 2010's $129 million. Organic sales growth was 30% and EBIT margins were 16.3%, a significant increase over the prior year. We were very pleased with the contribution that the former Hawk Corporation made in its first full year as part of CBF. We acquired Hawk in December 2010, adding wet friction capabilities to our existing dry friction and hydraulic product lines. Globally, Hawk added exposure to key emerging markets such as China, Brazil and India. This addition provided the opportunity to expand our product offering and made us a leading global supplier of high performance braking

During 2011, we achieved strong organic sales and earnings growth, led by Carlisle Construction Materials, Carlisle Brake & Friction and Carlisle Interconnect Technologies.

All of our employees worldwide have demonstrated enormous commitment and initiative in ensuring that Carlisle is strong and profitable in the short-term, while positioning our businesses for growth and even greater success in the long-term.

systems. We surpassed our revenue and EBIT goals for the Hawk acquisition in its first year as the management team did a great job integrating the business into CBF. The combined businesses are now clearly positioned for long-term profitable growth.

Carlisle Interconnect Technologies (CIT) also had impressive results in 2011, growing sales 19% to $300 million and growing EBIT 36% to $42 million. New global airplane production and the aerospace retrofit business continue to be strong drivers of growth for CIT. In December of 2011, we completed the acquisition of Tri-Star Electronics, a leading supplier of electronic interconnect contacts worldwide for applications in commercial aerospace, defense and industrial markets. Tri-Star added capabilities and technologies that strengthen our interconnect business, while expanding the product offering to our customers. 2012 promises to be another great year for CIT.

Carlisle Transportation Products (CTP) grew sales 7% to $732 million in 2011. While sales grew 7%, we only generated $9.1 million in operating earnings primarily due to start-up issues at our new Jackson, Tennessee, tire manufacturing plant. Corrective actions were implemented throughout the year and we began to see substantial improvements in operator efficiency and a reduction of scrap rates in the fourth quarter. We are making progress daily and the start-up issues are now behind us. The Jackson plant is now running at efficiency levels on par with our other tire manufacturing facilities. With the improvements we are seeing in Jackson we have begun to plan the activities required to bring tire production back from China. When it does come back, it will be placed in our Jackson and Clinton, Tennessee, tire manufacturing facilities. Over time, we have proven that we can manufacture as economically in the U.S. as we can in our China tire plants. I believe CTP is positioned for significant margin improvement in 2012.

Carlisle FoodService (CFS) generated sales of $236 million in the year, a 1% reduction over the prior year, with EBIT of $13 million, a 46% decrease over 2010. These results reflect lower foodservice and healthcare market demand along with higher raw material costs. The restaurant industry continues to suffer from sluggish store traffic and a significant slowdown in the number of new restaurants being built which began with the economic downturn in 2008. In the third quarter, a number of management changes were



made and the new team has undertaken a number of actions to address profit issues. In the fourth quarter, a number of changes were made to adjust for the reduced demand, including closing our Oklahoma City distribution center and reducing inventory levels, all without impacting customer deliveries. The foodservice and healthcare industries are expected to grow minimally in 2012, but the cost savings the new management team has been implementing should drive CFS to once again be a solid contributor to Carlisle's sales and earnings.

Long-Term Growth

We continue to focus on growth opportunities worldwide and remain fully committed to our higher margin producers which include our construction, braking, and interconnect businesses. These three businesses will be the focus of our acquisition dollars and activity. Organic growth in these businesses also dictates the need for additional manufacturing space. Plans for 2012 include building two new polyiso insulation plants to support our Construction Materials business, one in the Seattle, Washington, area and the second in Kingston, New York, which is a replacement of an existing factory. The need for both plants is driven by demand for more energy efficient roofing applications. We will also be expanding our Brake & Friction plant in Orzinouvi, Italy, to provide products to our growing European customer base, and building a new brake plant in India to service our customers in Asia. Finally, we plan to complete the expansion of our St. Augustine, Florida, Interconnect Technologies plant to support the production ramp-up of the Boeing 787.

Higher Margin Businesses

Carlisle's overall performance in 2011 shows that the strategic steps we have taken over the past three years to grow our higher margin businesses, Construction Materials, Brake & Friction, and Interconnect Technologies, are starting to move us in a direction of a higher margin business. Much needs to be done, but as we improve both Carlisle Transportation Products and Carlisle FoodService, our 2012 margins should improve, moving us another step closer to our long-term goal of 15% operating margins.


HAWK
hawkperformance.com
SKF
12

Continued Operational Excellence

Carlisle is fiscally sound and well positioned for growth. In 2011, we generated cash flow from operations of $191 million, a 78% increase from last year's $107 million. We entered into a new 5 year, $600 million credit facility with attractive terms prior to the expiration of our then current $500 million credit facility. During 2011, we initiated the implementation of a centralized procurement system that will save us an estimated $45 million over the next three years. Also in 2011, we increased our dividend, making it the 35th consecutive year we were able to compensate our shareholders for their investment in our common stock.

We continue to focus on growth opportunities worldwide and remain fully committed to our higher margin producers.

We continued to develop our people company-wide... making our employees the most important asset in our continued pursuit of higher profitability.

Carlisle Operating System

Continued integration of the Carlisle Operating System (COS), our continuous improvement process based on lean principles, is now operational company-wide. Savings from COS in 2011 were $20 million. Since the introduction of COS in 2009, savings now total in excess of $70 million. Additionally, our manufacturing, distribution and office footprint in 2011, which is down nearly two million square feet from 2009, remained at 2010 levels by employing COS principles, despite our 28% increase in revenue.

Management Development

We continued to develop our people company-wide in COS techniques during 2011, making our employees the most important asset in our continued pursuit of higher profitability. We also continued to invest in the development of our management employees who will lead the Company into the future.

We selected a number of high potential employees during the year to attend the Carlisle Leadership Program (CLP), which is taught at Indiana University's Kelley School of Business. The success of the program is attributed to the awareness of every senior level executive whose responsibility it is to prepare the management team who will lead Carlisle in the future. Every participant and management team member agreed that CLP brings a significant return on investment to Carlisle.

In 2011, we also launched the Carlisle Management Development Program (CMDP) hiring recent MBA graduates. These individuals were teamed with senior Carlisle management members to solve complex business problems all while learning about our Company. They rotate through four of Carlisle's businesses spending three months at each, tackling problem solving assignments in each business. We are confident that CMDP and CLP will be conduits of management talent as we prepare the next generation of Carlisle's top management team.

Looking Ahead

We are very optimistic about 2012. Our record performance in 2011, despite a myriad of challenging economic and market factors, has set the stage for increased growth and profitability. We are already off to a very strong start in 2012. With the sales increases we anticipate at Carlisle Construction Materials, Carlisle Brake & Friction, and Carlisle Interconnect Technologies, coupled with profitability improvements we expect at Carlisle Transportation Products and Carlisle FoodService, 2012 promises to be a very good year.

All of our employees worldwide have demonstrated enormous commitment and initiative in ensuring that Carlisle is strong and profitable in the short-term, while positioning our businesses for growth and even greater success in the long-term. Everything that happens at Carlisle is the result of the dedication of our employees working in a team environment to build a better Carlisle for the long-term.

We're excited about the challenges, opportunities and rewards that are on the road ahead of us. We thank you, our investors, for taking that journey with us.

David A. Roberts

David A. Roberts

Chairman, President & Chief Executive Officer



David A. Roberts
Chairman, President & Chief Executive Officer

FINANCIAL REVIEW

Sales from Continuing Operations
In millions of $


2,583
2,865
2,258
2,528
3,225
2007
2008
2009
2010
2011

Income from Continuing Operations
In millions of $


202
92
155
131
182
2007
2008
2009
2010
2011

Operating Cash Flow
In millions of $


259
274
417
107
191
2007
2008
2009
2010
2011

Sales were a record $3.22 billion, a 28% increase over 2010...in a year of market uncertainty and relentless raw material inflation.

FIVE-YEAR PERFORMANCE GRAPH

The table below shows how a $100 investment in Carlisle Companies Incorporated has grown over the five-year period ending December 31, 2011 as compared to a $100 investment in the S&P 500 Composite Index and the Peer Group Index. The Peer Group Index includes Cooper Industries plc, Crane Co., Danaher Corp., Dover Corp., Emerson Electric Co., General Electric Company, Harsco Corp., Illinois Tool Works Inc., Ingersoll-Rand plc, ITT Corp., Parker Hannifin Corp., Pentair, Inc., Roper Industries, Inc., SPX Corp., Teleflex Inc., Textron Inc., and United Technologies Corp. The Company believes that these public companies have similar industrial characteristics and constitute an appropriate index.

	Carlisle	S&P 500	Peer Group
2006	$100.00	$100.00	$100.00
2007	$ 95.57	$103.53	$126.68
2008	$ 54.55	$ 63.69	$ 68.90
2009	$ 92.02	$ 78.62	$ 93.08
2010	$104.72	$ 88.67	$110.42
2011	$116.73	$ 88.67	$ 99.15

The following graph shows a five-year comparison of cumulative total returns for Carlisle, the S&P 500 Composite Index and the Peer Group Index.

All values assume the reinvestment of dividends.



Carlisle
S&P 500
Peer Group
$150
120
90
60
30
2006
2007
2008
2009
2010
2011

PEOPLE PROCESS PRODUCTIVITY

The Carlisle Operating System is our global, lean-based business management and performance system that is increasing overall profitability throughout all of our operations.

The Carlisle Operating System (COS) is Carlisle's global, lean-based business management and performance system designed to increase overall profitability by eliminating waste, improving efficiencies and reducing the impact on the environment throughout all of our operations. Since the adoption of COS in 2009, the program has generated more than $70 million in cost savings and has reduced our manufacturing and warehouse footprint by nearly 2 million square feet.

Over half of Carlisle's workforce has received COS training, which fosters a culture of continuous improvement while enabling our employees to do their jobs more safely and more effectively. Employees have learned key problem solving skills and have been given a voice in the daily operation of the business. COS has brought accountability and ownership to the forefront of our daily decisions and fosters cross-functional ownership of our challenges and opportunities. COS has also helped us identify employees that should be recognized for their contributions.

COS has also been an important tool in support of Carlisle's Corporate Social Responsibility initiatives. Each year thousands of safety improvements have been identified, and corrective action taken, by our employees as a result of COS events. This has led to a substantial reduction in the number of safety related incidents incurred company-wide. COS also encourages responsible management of our operations and natural resources, without compromising the safety and quality of our products.

In 2011, TBM Consulting Group, a leading operational excellence group, awarded Carlisle its highest recognition, the "Perfect Engine Corporate Award" in acknowledgement of our commitment to a global, continuous improvement philosophy coupled with our success in achieving significant value creation. This award is only given when TBM Consulting deems the level of organizational commitment to the program is at the level that Carlisle exhibited. Carlisle Interconnect Technologies' plant in Tukwila, Washington, received TBM's 2011 "Perfect Engine Site Award" to acknowledge the outstanding operational and cultural improvements they have achieved through COS. Additionally in 2011, the Carlisle Interconnect Technologies plants in Tukwila, Washington, and St. Augustine, Florida, the Carlisle Transportation Products plant in Fort Scott, Kansas, and the Carlisle Brake & Friction Plant in Pontypool, Wales, were the first Carlisle plants to achieve the Bronze Level Operational Excellence Award.

CARLISLE OPERATING SYSTEM

People. Process. Productivity.

CARLISLE


CARLISLE

The Carlisle Construction Material's team, "Weight Watchers", successfully utilized COS tools to optimize production in Carlisle, Pennsylvania. The reduction of variability in this process achieved by this team will make a significant financial impact on this process. (Left to Right): Ian Eckman, Cliff Faircloth, Melinda Barbour, Austin Lambert, Ken Landis, Steve Beichler, Janelle Carbaugh, Bob Kelly



The Carlisle Brake & Friction team, "AP Shenanigans", in Medina, Ohio utilized COS methods to improve their accounts payable process. This team streamlined procedures to improve efficiencies and accuracies that generated a $500,000 positive impact to working capital. (Left to Right): Bob Rocco, Chris Neal, Mike Hall, Alan Gauntner, Jamie Buzzanca, John Doullis, Mike Stewart; not present Gail Arndt



The Carlisle Brake & Friction team, "ExCELLent", improved productivity by 33% and reduced work-in-process by 54%. This was the first COS event for the team in Medina, Ohio, and it achieved outstanding results that brought with it a significant culture impact. (Left to Right): Lori Cutlip, Chris Adams, Brenda Fenwick, Brandon Pratt, Kerina Inman, Kevin Smith, Art Forst, John Cashin, Phil Willis, Nick Aloi, Nicole Gatten; not present: Chad Oney, Nick Boulter

CORPORATE SOCIAL RESPONSIBILITY

Being a Responsible Corporate Citizen is simply the right thing to do.





Everyone at Carlisle is increasingly aware of the effects that the many decisions we make throughout our operations have for our people, our customers, our suppliers, our investors, the communities where we do business, and the environment. As our business expands around the world, so does our corporate citizenship commitment and our focus on three strategic responsibility priorities–our people, our products and our impact.

Our People: We endeavor to treat all people with respect and dignity, while fostering a culture of mutual trust and respect, enabling our employees to do their jobs safely and effectively, and reward and recognize their contributions. We strive to create a culture of ethical concern and an attitude of possibility that stimulates innovation and creates an atmosphere where our people feel they can make a difference.

Our Products: We will strive to operate responsibly in the marketplace by marketing our products in an ethical manner. We will focus on product safety and work toward building a culture of continuous improvement. We will continue to use the Carlisle Operating System, our global lean business management and performance system, to increase our overall profitability by eliminating waste and improving efficiencies.

Our Impact: We will minimize our impact on the environment through the responsible management of our operations and natural resources, without compromising the safety and quality of our products. We continually attempt to do more with less, to maximize the efficiencies of our facilities, processes and products with an eye toward protecting the environment, and reducing waste and emissions.

The future demands that we continually explore new ideas, that we find new solutions to old problems. As we continue to research ways to make our products more efficiently, and with less impact on our environment, we fully intend that our workplaces will be safer, our employees more productive and Carlisle's energy footprint will be less than it is today. Being a responsible corporate citizen is simply the right thing to do.

More information about Carlisle's Corporate Social Responsibility efforts may be found at www.carlisle.com

CARLISLE®

2011 Annual Report

$5 billion in sales

30% global sales

15% operating margins

15% working capital as a percent of sales

15% return on invested capital

CORPORATE INFORMATION

Board of Directors

Robin J. Adams [(a) (b)]
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer,
BorgWarner Inc.

Robert G. Bohn [(b) (c)]
Former Chairman, President and
Chief Executive Officer,
Oshkosh Corporation

Robin S. Callahan [(a) (b)]
Former General Manager,
Distribution and Marketing,
International Business Machines Corporation

Terry D. Growcock [(b) (c)]
Former Chairman, President and
Chief Executive Officer,
The Manitowoc Company

Stephen P. Munn
Lead Director
Former Chairman, President and
Chief Executive Officer,
Carlisle Companies Incorporated

Gregg A. Ostrander [(a) (b)]
Director,
Michael Foods, Inc.

David A. Roberts
Chairman, President and
Chief Executive Officer,
Carlisle Companies Incorporated

Lawrence A. Sala [(a) (c)]
Chairman, President and
Chief Executive Officer,
Anaren, Inc.

Magalen C. Webert [(c)]
Investor in various corporations

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Corporate Governance and Nominating Committee

Officers

David A. Roberts
Chairman, President and
Chief Executive Officer

John W. Altmeyer
Group President,
Carlisle Construction Materials

John E. Berlin
Group President,
Carlisle Interconnect Technologies

Matthew J. Dietrich
President, Carlisle Brake & Friction

Steven J. Ford
Vice President, Chief Financial Officer,
Secretary and General Counsel

Kevin G. Forster
President, Carlisle Transportation Products

Trent A. Freiberg
President, Asia Pacific

Ryan L. Friese
Vice President, Purchasing

D. Christian Koch
Group President,
Carlisle Diversified Products

Carol P. Lowe
President, Carlisle FoodService Products

Scott C. Selbach
Vice President, Corporate Development

Michael D. Voigt
Vice President, Carlisle Operating System

Kevin P. Zdimal
Vice President and Chief Accounting Officer

Investor Information

Annual Meeting
Wednesday, May 2, 2012, at 11:00 am
(Pacific) at the Manhattan Beach Marriott
located at 1400 Parkview Avenue,
Manhattan Beach, California 90266

10-K Reports
Are available online from the SEC, by written
request to the Secretary, or at www.carlisle.com

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers
Contact the Registrar, Transfer and Dividend
Disbursing Agent for the Company:
Computershare Investor Services, LLC,
2 North LaSalle, Chicago, Illinois 60602,
1.800.897.9071 or via the Internet:
www.us.computershare.com

Exchange Listing
The Company's ticker symbol on the
New York Stock Exchange is CSL.

Shareholder Services
1.800.897.9071

Website

www.carlisle.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

CARLISLE

13925 Ballantyne Corporate Place
Suite 400
Charlotte, North Carolina 28277
704 501 1100

www.carlisle.com